Filed by Lilis Energy, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended

Commission File No.: 333-209535

216 16th Street
Suite 1350
Denver, CO 80202
PH (303) 893-9000

Supplement to the Proxy Statement

For the Annual Meeting of Stockholders to be Held on May 23, 2016

May 17, 2016

Dear Lilis Energy, Inc. Stockholder:

You previously received notice of the May 23, 2016 annual meeting of stockholders of Lilis Energy, Inc. and the related definitive proxy materials/prospectus. Since that mailing, we discovered that the proxy card enclosed therewith contained a typographical error, in that Mr. G. Tyler Runnels, a former director of the Company was inadvertently listed as a director nominee in Proposal 8 instead of Mr. R. Glenn Dawson on the proxy card. The nominee is now correctly listed as Mr. Dawson. Mr. Dawson was correctly disclosed as the director nominee in the proxy statement to which this proxy card relates.

We have enclosed a new proxy card. Please discard any proxy card that you may have previously received. All stockholders of record as of the record date are cordially invited to attend the meeting and vote in person. Those who cannot attend are urged to review the definitive proxy materials and promptly sign, date and mail the enclosed proxy card in the envelope provided for that purpose. If you already executed and returned the proxy card, it is important that you promptly execute, date and return the new proxy card that is enclosed with this letter. For those stockholders who have already voted by any other means, we request that you vote (or re-vote) by following the instructions on the revised proxy card.  This vote will override any earlier vote you may have cast.

We apologize for any inconvenience and thank you for your attention to this matter.

Sincerely,

/s/ Abraham Mirman

Abraham Mirman

Chief Executive Officer

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL MEETING OF STOCKHOLDERS OF LILIS ENERGY, INC.

TO BE HELD MAY 23, 2016

The undersigned hereby appoints Abraham Mirman and Ariella Fuchs, or either of them, as the lawful agent and proxy of the undersigned (with all the powers the undersigned would possess if personally present, including full power of substitution), and hereby authorizes him to represent and to vote, as designated below, all the shares of Common Stock of Lilis Energy, Inc. (the “Company”) held of record by the undersigned, that the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of stockholders to be held at 10:00 a.m. local time on May 23, 2016, at the offices of K&L Gates LLP, located at 599 Lexington Avenue, New York, NY 10022-6030.*

1.	Approve and adopt the Agreement and Plan of Merger, dated as of December 29, 2015, as amended on January 20, 2016 and March 24, 2016, and as it may be further amended from time to time, by and among the Company, Lilis Merger Sub, Inc. and Brushy Resources, Inc. and the transactions contemplated thereby.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Approve and adopt the Lilis Energy, Inc. 2016 Omnibus Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Approve the full conversion of the Company’s outstanding 8% Senior Secured Convertible Debentures.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Approve the full conversion of the Company’s outstanding Series A 8% Convertible Preferred Stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Ratify and approve a reverse stock split of the Company’s issued and outstanding common stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	Approve the potential issuance of 20% or more of the Company’s outstanding common stock under the Company’s unsecured subordinated convertible notes and warrants to purchase to common stock

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	Election of directors.

☐ FOR the election as a director of the five nominees listed below (except as marked to the contrary below).

NOMINEES: Nuno Brandolini, Abraham Mirman, General Merrill McPeak, Ronald Ormand and R. Glenn Dawson

☐ WITHHOLD AUTHORITY to vote for the following nominees:

INSTRUCTION: To withhold authority to vote for individual nominees, write their names in the space provided.

9.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

10.	To ratify the selection of Marcum LLP as the Company’s independent registered public accountants for the fiscal year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

11.	To approve the authority of the board of directors of the Company, in its discretion, to adjourn the annual meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above at the time of the annual meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any matters which may properly come before the 2016 Annual Meeting, or any adjournment or postponement thereof.

It is understood that when properly executed, this proxy will be voted in the manner directed herein by the undersigned stockholder. Where no choice is specified by the stockholder, the proxy will be voted in favor of the proposals set forth on this proxy.

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and confirms all that said proxy may do by virtue hereof.

*Proposal #4 has been omitted from the above, as it relates to a matter to be voted upon at the 2016 Annual Meeting for which only holders of Series A 8% preferred stock of the Company are entitled to vote.

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGNATURE:		Date:

SIGNATURE:		Date:
Signature if held jointly

NOTE: Please sign exactly as name appears on the envelope in which this proxy card and the accompanying proxy statement were sent to you. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please provide full title and capacity. Corporations must provide full name of corporation and title of authorized officer signing.

Please indicate whether you will attend the 2016 Annual Meeting of stockholders May 23, 2016:

I ☐ plan ☐ do not plan to attend the 2016 Annual Meeting.